FY2008 Third Quarter Consolidated Financial Results

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                           February 5, 2008

Company name                                                   : Toyota Motor Corporation
Stock Exchanges on which the shares are listed                 : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                                 Stock Exchanges in Japan
Code number                                                    : 7203
URL                                                            : http://www.toyota.co.jp
Representative                                                 : Katsuaki Watanabe, President
Contact person                                                 : Takuo Sasaki, General Manager, Accounting Division
                                                                 Tel. (0565) 28-2121
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

                                                                                    (Amounts are rounded to the nearest million yen)

1. Consolidated results for FY2008 Third Quarter

(1) Consolidated financial results                                                         (% of change from previous third quarter)
    Financial results for the three-month period (October 1, 2007 through December 31, 2007)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Income before income taxes,
                                         Net revenues                    Operating income            minority interest and equity in
                                                                                                    earnings of affiliated companies
------------------------------------------------------------------------------------------------------------------------------------
                                    Million yen          %            Million yen          %              Million yen          %
FY2008 third quarter                 6,709,983        (9.2)             601,558         (4.7)               652,688         (6.0)
FY2007 third quarter                 6,146,584       (15.2)             574,789        (19.2)               615,942        (-3.8)
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FY2007                              23,948,091                        2,238,683                           2,382,516
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

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                                         Net income                    Net income per share                Net income per share
                                                                             - Basic                             - Diluted
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                                    Million yen          %                               Yen                                 Yen
FY2008 third quarter                   458,668        (7.5)                            144.47                              144.43
FY2007 third quarter                   426,771        (7.3)                            133.21                              133.13
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FY2007                               1,644,032                                         512.09                              511.80
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


    Financial results for the nine-month period (April 1, 2007 through December 31, 2007)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Income before income taxes,
                                         Net revenues                    Operating income            minority interest and equity in
                                                                                                    earnings of affiliated companies
------------------------------------------------------------------------------------------------------------------------------------
                                    Million yen          %            Million yen          %              Million yen          %
FY2008 third quarter                19,722,192       (11.9)           1,873,722        (12.3)             2,014,966        (13.1)
FY2007 third quarter                17,618,473       (15.3)           1,668,214        (29.1)             1,782,076        (19.1)
------------------------------------------------------------------------------------------------------------------------------------
FY2007                              23,948,091                        2,238,683                           2,382,516
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                         Net income                    Net income per share                Net income per share
                                                                             - Basic                             - Diluted
------------------------------------------------------------------------------------------------------------------------------------
                                    Million yen          %                               Yen                                 Yen
FY2008 third quarter                 1,401,078       (16.4)                            439.98                              439.78
FY2007 third quarter                 1,203,987       (24.4)                            374.53                              374.34
------------------------------------------------------------------------------------------------------------------------------------
FY2007                               1,644,032                                         512.09                              511.80
------------------------------------------------------------------------------------------------------------------------------------

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




               FY2008 Third Quarter Consolidated Financial Results

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
        English translation from the original Japanese-language document


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


(2) Consolidated financial position
------------------------------------------------------------------------------------------------------------------------------------
                       Total assets          Shareholders' equity               Ratio of                 Shareholders' equity
                                                                           shareholders' equity                per share
------------------------------------------------------------------------------------------------------------------------------------
                             Million yen              Million yen                             %                           Yen
FY2008 third quarter          34,499,743               12,497,336                          36.2                      3,942.53
FY2007 third quarter          31,016,861               11,270,726                          36.3                      3,524.83
------------------------------------------------------------------------------------------------------------------------------------
FY2007                        32,574,779               11,836,092                          36.3                      3,701.17
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


2. Forecast of consolidated results for FY2008 (April 1, 2007 through March 31, 2008)                      (% of change from FY2007)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Income before income
                                                                          taxes, minority interest
                         Net revenues           Operating income           and equity in earnings              Net income
                                                                          of affiliated companies
------------------------------------------------------------------------------------------------------------------------------------
                         Million yen     %      Million yen     %            Million yen     %                 Million yen     %
FY2008                   25,500,000   (6.5)      2,300,000   (2.7)            2,450,000   (2.8)                 1,700,000   (3.4)
------------------------------------------------------------------------------------------------------------------------------------


Figures in the above forecast of consolidated results have not changed from those disclosed on November 7, 2007.
Forecast of net income per share - Basic (FY2008): 536.30 Yen


3. Others

     (1)  Changes in significant subsidiaries during FY2008  : none
          (changes in specified subsidiaries resulting in changes in scope of consolidation)

     (2)  Changes in accounting principles and procedures, and disclosures since FY2007  : none
          (changes other than changes by a newly issued accounting pronouncement)
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



Cautionary Statement with Respect to Forward-Looking Statements

     This report  contains  forward-looking  statements  that  reflect  Toyota's forecasts for consolidated  results.  These  forward-looking  statements are not
guarantees  of  future   performance   and  involve  known  and  unknown  risks,
uncertainties  and  other  factors  that  may  cause  Toyota's  actual  results, performance,  achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.  These factors include: (i) changes in  economic  conditions  and  market  demand  affecting,  and  the  competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;  (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the
Euro, the Australian  dollar and the British  pound;  (iii) Toyota's  ability to realize  production  efficiencies and to implement  capital  expenditures at the levels and times planned by  management;  (iv) changes in the laws,  regulations and  government  policies in the markets in which  Toyota  operates  that affect
Toyota's automotive  operations,  particularly laws,  regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle  safety,  as well as changes in laws,  regulations  and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;  (v) political  instability in the markets in which Toyota  operates;  (vi) Toyota's  ability to timely develop and achieve  market  acceptance  of new  products;  and (vii) fuel  shortages or interruptions in transportation  systems, labor strikes, work stoppages or other interruptions  to, or  difficulties  in,  the  employment  of labor in the major markets  where  Toyota  purchases  materials,  components  and  supplies for the production  of its products or where its products are produced,  distributed  or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States
Securities and Exchange Commission.